Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10336-2774

June 9, 2005

Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Marsh & McLennan Companies, Inc.
Schedule TO-I
Filed May 20, 2005

Dear Ms. Adams:

          In connection with the letter of our counsel, Davis Polk & Wardwell, also dated today, transmitting our response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Schedule TO-I, Marsh & McLennan Companies, Inc., a Delaware corporation (the “Company”), hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please feel free to contact the undersigned at 212-345-5522, or Leon Lichter at 212-345-6846, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Bart Schwartz

Bart Schwartz
Vice President and Deputy General Counsel

cc:	Leon J. Lichter
Tiffany Yonker
Marsh & McLennan Companies, Inc.

Richard D. Truesdell, Jr.
Kyoko Takahashi Lin
Justin Powell
Davis Polk & Wadrdwell